January 12, 2011
VIA EDGAR

Rebecca A. Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Initial filing of the Registration Statement for Principal Lifetime
Income Solutions on Form N-4 for Principal Life Insurance Company
Separate Account B (File No. 33-171650) (“Registration Statement”)
Accession No.: 0000898745-11-000017

Dear Ms. Marquigny:

The above-referenced initial Registration Statement was filed with the Securities and
Exchange Commission (the “Commission”) by Principal Life Insurance Company
(“Principal”) on January 11, 2011. The Registration Statement is for a variable annuity contract called Principal Lifetime Income Solutions (“LIS”). The purpose of this letter is to request selective review of the Registration Statement pursuant to the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984). We believe that selective review is appropriate because the LIS contract is modeled upon and closely similar to another Principal variable annuity contract that is registered with the
Commission and has been extensively reviewed by the Staff of the Commission. This latter contract is called the Principal Investment Plus Variable Annuity (“IPVA”) (File
No. 333-116220). We enclose herewith a copy of the LIS prospectus included in the
Registration Statement, and we are providing you with a redlined version of the LIS prospectus marked to show changes from the currently effective IPVA prospectus.

The LIS and IPVA contracts are both individual, flexible premium, deferred variable annuity contracts that include guaranteed minimum withdrawal benefit (“GMWB”)
riders. The main difference between the two products is that IPVA offers both “For Life”
and “Investment Back” guarantees and LIS offers only a “For Life” guarantee. The LIS
GMWB is a modified version of the IPVA GMWB, and the LIS prospectus is a simplified, “pared-down” version of the IPVA prospectus. Thus, the LIS prospectus both
(i) includes disclosure that is substantially identical to comparable disclosure in the IPVA prospectus and (ii) omits the extensive, comparative disclosure (including in appendices)
in the IPVA prospectus relating to two GMWB riders that are no longer being offered with the IPVA. The disclosure included in the currently effective IPVA prospectus was subject to extensive Commission Staff review, and reflects extensive disclosure revisions in response to written Staff comments, in connection with post-effective amendments nos. 15 and 16 to the IPVA registration statement. These post-effective amendments were filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on December 31, 2009 and March 1, 2010, respectively.

Capitalized terms used and not otherwise defined below are consistent with the defined terms set forth in the LIS prospectus.

The principal differences between the LIS contract and prospectus and the IPVA contract and prospectus are set forth below:

1.	LIS only provides for a “For Life” guarantee, and the “Investment Back”
guarantee under IPVA is not available under LIS.

2.	Only one GMWB rider is available under LIS, and this GMWB rider is required to purchase the contract (the GMWB riders under IPVA are not available under
LIS).

3.	LIS’s GMWB rider issue age is 60-80, as opposed to IPVA’s GMWB rider issue age which is 45-80.

4.	Only two underlying mutual funds are available under LIS (all of the underlying funds and GMWB models that were once offered under IPVA are not available under LIS).

5.	LIS’s GMWB Bonus and Step-Up have been slightly modified from IPVA’s
GMWB Bonus and Step-Up.

6.	The following riders and provisions are not available under LIS:

	a.	Premium Payment Credit Rider;
	b.	Enhanced Death Benefit Rider;
	c.	Dollar Cost Averaging; and
	d.	Principal Variable Annuity Exchange Offer

7.	LIS’s appendices do not include IPVA’s appendices relating to the Principal
Variable Annuity Exchange Offer, the discontinued GMWB riders and their accompanying models and examples, and the Enhanced Death Benefit Rider.

In addition to the changes noted above and conforming changes related thereto, certain disclosure in the LIS prospectus has been modified for clarity and for consistency with other Principal prospectuses. We have also made certain non-material clarifying changes to the Registration Statement. Note that all of the changes appear and are marked in the redlined version.

For the redlined version, most text changes in the prospectus are reflected as follows:
additions to the document are in green underlined text and deletions in the text are in red strike through text. Generally, when information in the document is tabular, the old table appears followed by the new table. We have attempted to annotate the document to identify both the old and replacement tables. We hope these annotations aid in your review of the prospectus.

The disclosure in the following sections and subsections of the LIS prospectus is substantially the same as the comparable disclosure in the IPVA prospectus:

Glossary
Corporate Organization and Operation
How To Buy a Contract
Premium Payments
The Accumulation Period
Telephone and Internet Services
Surrenders
Death Benefit
The Annuitization Period
Surrender Charge
Waiver of Surrender Charge
Transaction Fee
Premium Taxes
Annual Fee
Separate Account Annual Expenses
Special Provisions for Group or Sponsored Arrangements
Waiver of Surrender Charge Rider
The Contract
Delay of Payments
Misstatement of Age or Gender
Assignment
Change of Owner or Annuitant
Beneficiary
Contract Termination
Reports
Important Information About Customer Identification Procedures
Frequent Trading and Market-Timing (Abusive Trading Practices)
Distribution of the Contract
Performance Calculation
Federal Tax Matters
Mutual Fund Diversification
State Regulation
Reservation of Rights
Legal Opinions

Legal Proceedings
12h-7 Representation
Other Variable Annuity Contracts
Householding
Payments to Financial Intermediaries
Service Arrangements and Compensation
Independent Registered Public Accounting Firm
Financial Statements
Registration Statement
Customer Inquiries
Table of Contents of the SAI

All financial statements, exhibits, and other required disclosure not included in this
Registration Statement will be filed by amendment.

We appreciate your attention to this request for selective review. If you have any comments or questions, please call me at (515) 362-2384.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick
Counsel
711 High Street
Des Moines, Iowa 503092-0300
(515) 362-2384 (office)
(866) 496-6527 (facsimile)
pierick.jeff@principal.com

Enclosures